

10030992

11-00387

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2010

Form G-FIN

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

A. x☐ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Conducts business as:

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. x☐ Government Securities Broker & Dealer

3. Filing status of notice:

A. ☐ Notice
B. x☐ Amendment

4. A. Full name of the financial institution:

Bank of America, N.A.

B. Address of principal office of financial institution:

100 North Tryon Street, Charlotte, NC 28255

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):

214 N. Tryon Street, Charlotte, NC 28255

D. Mailing address if different from (B) or (C):

901 W. Trade Street, 4th Floor, NC1-003-04-26, Charlotte, NC 28255

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Christy Berthelsen	SVP/Senior Registration Manager	980-386-9749

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. _x_ Yes B. ___ No
(If yes, provide addresses and describe activities.)

600 Peachtree Street, N.E., Atlanta, GA 30308

901 Main Street, Dallas, TX 75202

333 S. Hope Street, Los Angeles, CA 90071

800 Fifth Avenue, Seattle, WA 98104

800 Market St., St. Louis, MO 63101

Bank of America, N.A.
(#5 continued)

101 California St., San Francisco, CA 94111

One Bryant Park, New York, NY 10036

1 Financial Center, Boston, MA 02111

8300 Greensboro Drive, McLean, VA 22102

701 Brickell Ave., Miami, FL 33131

1 N. Wacker Drive, Chicago, IL 60606

200 N. College Street, Charlotte, NC 29255

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Guardino	Joseph	Anthony	Managing Director
*Berretta	Frederick	Ray	Managing Director
Mann	John	Roy	SVP
Wyatt, III	Robert	Theodore	SVP
Schuer	Christopher	Charles	Principal
Airing	Bradley	Todd	SVP
Walsh	Christopher	Greg	Managing Director
York	Michael	Francis	Principal
Sherman	Vaughn	Leroy	Managing Director
Van Vooren	Daniel	Albert	VP
Fannan	Philip	Michael	SVP
Winston	Dorothea	Welcing	SVP
Mullen	Thomas	Cooper	SVP

Bank of America, N.A.
(#6 continued)

Last	First	Middle	Title
Mason, Jr.	Alexander	John	SVP
Stiglich	Sergio	German	Principal
*Hollender	Steven	Ira	Managing Director

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

* New names added

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?
A.X☐Yes B. ☐No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:



First	Middle	Last	Title
Kevin	G	Finnegan	SVP

Manual Signature

Date: April 15, 2010

FORM G-FIN-4

Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

OMB APPROVAL
OMB #1535-0089

1. Applicant Name Hollender (Last) Steven (First) Middle (If none, so specify)

2. Financial Institution Government Securities Broker or Dealer:
   A. Name Bank of America N.A.
   B. Registration Number 862144
   C. Main Address 214 N Tryon St. Charlotte NC 28255

3. Office of Employment of Applicant

4. Date of Employment of Applicant 3/16/10

5. To Be Filed With The Following (Indicate One):
   - Board of Governors of the Federal Reserve System ☐
   - Comptroller of the Currency ☑
   - Federal Deposit Insurance Corporation ☐
   - Director Office of Thrift Supervision ☐
   - Securities and Exchange Commission ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity: Supervisory	Non-Supervisory
A. Underwriting, trading or sales of government securities:	☑	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of government securities:	☐	☐
C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above:	☑	☐
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above:	☐	☐
E. Processing and clearance activities with respect to government securities:	☐	N/A
F. Maintenance of records involving activities described in (A) through (E) above:	☐	N/A

7. For the purpose of verifying the information furnished on this form by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.

Employer	Name and Position of Person Contacted
Banc of America Securities	Bryan Wendock / MD Head of Fixed Income Sales

3/10/10 Date — Print Name of Supervisor of Applicant — [signature] Signature of Supervisor of Applicant

PERSONAL HISTORY OF APPLICANT

8. Hollender (Last Name) Steven (First) I (Middle)
9. Social Security Number (Completion is not mandatory)
10. 12 Troy Lane (Resident Street Address)
11. Short Hills (City) NJ (State) 07078 (ZIP Code)
12. 1/20/67 (Date of Birth)
13. Perth Amboy, NJ (Place of Birth)
14. Any other name ever used or by which known: NO

15. Employment History
The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo. Yr.	To Mo. Yr.	Position Held	Reason for Leaving	Full or Part Time
Banc America Securities	7/01	present	MD	—	Full
Credit Suisse	8/94	7/01	MD	went to BofA	Full

16. Residential History
The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

Address (Street, City, State, ZIP Code)	From Mo. Yr.	To Mo. Yr.
12 Thory Lane, Short Hills, NJ 07078	8/01	current

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS

17. Definitions
- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activities; or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:
(1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? ..... Yes ☐ No ☑
(2) any other felony? ..... Yes ☐ No ☑

B. Has any domestic or foreign court ever:
(1) enjoined you in connection with any investment-related activity? ..... Yes ☐ No ☑
(2) found that you were involved in a violation of investment-related statutes or regulations? ..... Yes ☐ No ☑

C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
(1) found you to have made a false statement or omission? ..... Yes ☐ No ☑
(2) found you to have been involved in a violation of investment-related regulations or statutes? ..... Yes ☐ No ☑
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? ..... Yes ☐ No ☑
(4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? ..... Yes ☐ No ☑
(5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? ..... Yes ☐ No ☐

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:
(1) found you to have made a false statement or omission or been dishonest, unfair or unethical? ..... Yes ☐ No ☑
(2) found you to have been involved in a violation of investment regulations or statutes? ..... Yes ☐ No ☑
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? ..... Yes ☐ No ☑
(4) entered an order against you in connection with investment-related activity? ..... Yes ☐ No ☑
(5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? ..... Yes ☐ No ☑
(6) revoked or suspended your license as an attorney, accountant or federal contractor? ..... Yes ☐ No ☑

E. Has any self-regulatory organization or commodities exchange:
(1) found you to have made a false statement or omission? ..... Yes ☐ No ☑
(2) found you to have been involved in a violation of its rules? ..... Yes ☐ No ☑
(3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? ..... Yes ☐ No ☑
(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? ..... Yes ☐ No ☑

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in items 17.A., B., or D.? ..... Yes ☐ No ☑

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? . . . . . Yes ☐ No ☑

H. Have you been discharged or permitted to resign because you were accused of:
(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? . . . . . Yes ☐ No ☑
(2) fraud or the wrongful taking of property? . . . . . Yes ☐ No ☑
(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? . . . . . Yes ☐ No ☑

Date 3/16/10 Signature of Applicant [signature]

FORM G-FIN-4 ACKNOWLEDGMENT

18. Applicant Name Steven Hollender

19. Financial Institution Government Securities Broker or Dealer Name Bank of America N.A

20. Financial Institution Government Securities Broker or Dealer Address 901 W. Trade St. Charlotte, NC 28255

Receipt Stamp

21. Attention: Laytonya Ballard

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 21. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Public reporting burden for this collection of information is estimated to average 2 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Public Debt, Government Securities Regulations Staff, Room 315, 999 E Street, N.W., Washington, DC 20239-0001; and to the Office of Management and Budget, (1535-0089) Washington, DC 20503.

3/24/RC VIA Fed

FORM MSD-4
Uniform Application for
Municipal Securities Principal or Municipal Securities Representative
Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME BERRETHA (Last) FREDERICK (First) RAY (JR) (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME BANK OF AMERICA, N.A.
   B. REGISTRATION NUMBER
   C. MAIN ADDRESS

3. OFFICE OF EMPLOYMENT OF APPLICANT

4. DATE OF EMPLOYMENT WITH MSD JANUARY (Month) 16 (Day) 1990 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency ☒ Board of Governors of the Federal Reserve System ☐ Federal Deposit Insurance Corporation ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative ☐ Government Securities Representative ☐
   Municipal Securities Principal ☒ Government Securities Supervisor ☒

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

	Capacity: Supervisory	Capacity: Non-Supervisory
A. Underwriting, trading or sales of municipal securities;	☒	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of municipal securities;	☐	☐
C. Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above;	☐	☐
D. Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above;	☐	☐
E. Processing and clearing activities with respect to municipal securities;	☐	N/A
F. Maintenance of records involving activities described in items 7.A through 7.E above;	☐	N/A
G. Training of municipal securities principals or municipal securities representatives;	☐	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER | NAME AND POSITION OF PERSON CONTACTED

3/19/10 ~~[illegible]~~ | FREDERICK RAY BERRETHA ~~WILLIAM BRIAN EDWARDS~~ | [signature]

Date | Print Name of Municipal Securities Principal | Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. Berretta Frederick P. (JR)
Name: Last First Middle

10. ______
Social Security Number (optional)

11. 1200 Willow Oaks Trail
Resident Street Address

12. Matthews NC 28104
City State Zip

13. 5/13/67
Date of Birth (Month/Day/Year)

14. Memphis, TN USA
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: N/A

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time or Part Time
Bank of America		1/16/90	Present	Various	N/A	Full Time

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
1200 Willow Oaks Trail Matthews, NC 28104	July/00	Present

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☑ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination SERIES 53 Approximate Date (mm/yy) JUNE/09

Type of Examination ____ Approximate Date (mm/yy) ____

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18 A? Yes ☐ No ☑

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ____ Basis for Exemption or Waiver Approximate Date (mm/yy) ____

Type of Examination ____ Basis for Exemption or Waiver Approximate Date (mm/yy) ____

19. Are you currently bonded? Yes ☑ No ☐

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☑

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☑

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☑

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☑

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☑

Date 1/10/10 Signature of Applicant [signature]


RECEIVED
FEB 26 2010
Credit & Market Risk

Acknowledgement for
FORM MSD-4 ☑
FORM G-FIN-4 ☐

26. Applicant Name Frederick P. Berretta Jr.

27. Bank Municipal Securities Dealer Name Bank of America, N.A.

28. Bank Municipal Securities Dealer Address 901 W. Trade St. NC1-003-04-26 Charlotte, NC 28255

29. Attention: Laytonya Ballard

Receipt Stamp

WHEN THE FORM MSD-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGEMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 29. THE STAMPED ACKNOWLEDGEMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Mail the form to the Regulator indicated in item 5

The Office of the Comptroller of the Currency
Credit and Market Risk, (MS 9-14)
250 E. Street, S.W.
Washington, DC 20219

Board of Governors of the Federal Reserve System
Special Activities Section
Mail Stop 406
20th and C Streets, N.W.
Washington, DC 20551

Federal Deposit Insurance Corporation
Division of Supervision
Securities, Capital Markets, and Trust Branch
Room F-2052
550 17th Street, N.W.
Washington, DC 20429